# IDAHO
MUTUAL TRUST
COMMUNITY FINANCE CO-OP

August 6, 2012

Michael R. Clampitt
Jessica Livingston
SEC Filing Desk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re: Idaho Mutual Trust Community Finance Co-op, LLC
Regulation A Offering Statement on Form 1-A
Filed October 31, 2011
File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

I am writing in response to the telephone message left for Scott A. Tschirgi August 2, 2012, from Jessica Livingston egarding the Offering of Idaho Mutual Trust Community Finance Co-op, LLG ("IMTCFC").

IMTCFC, confirms in writing that prior to effectiveness of the Offering, IMTCFC will make the following changes to the Offering:

1. The Offering Covering Page will have an effective date of August 6, 2012;

2. The date regarding the minimum raised of $500,000 has been changed from November I, 2012, to February 1, 2013, throughout the Offering; and

3. Risk Factor no. 12 has been changed to reflect that the term "Cash Reserve Allocation" has been changed to "Loan Loss Reserve," and Risk Factor no. 12 now read as follows: "If the Loan Loss Reserve account is not adequate to cover actual Loan losses, our earnings will decrease thereby decreasing the return we can pay investors."

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company
By IMTCF, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Fi ce Co-op, LLC

Thomas Buuck, Manager

12594 \V. Explorer Dr. Suite 100 • Boise, ID 83713 • P: 208-287-3000 • F: 208-639-8169